EXHIBIT 99.1

Xenova
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News Release

Xenova Group plc

First Quarter Results, 2005

Slough, UK, 23 May 2005 - Xenova Group plc (NASDAQ: XNVA; London Stock Exchange: XEN) today announced its results for the quarter ended 31 March 2005.

Year to Date Highlights

•	TransMIDTM: obtains orphan drug designation in Japan
•	TransMIDTM: licensed to PharmaEngine Inc for distribution, marketing and sales in the People's Republic of China and the Republic of South Korea
•	DISC-HSV Vector and DISC-GM-CSF: licensed to Oxxon Therapeutics Ltd for up to £44m ($83m)
•	TA-CIN: licensed to Cancer Research Technology
•	TA-NIC: further promising findings from second clinical study
•	XR303: Ph I/I I pancreatic study to enrol additional patients
•	Revenue recognised for the first quarter of £1.1 m ($2.0m) (Q1 2004: £0.9m ($1.6m))
•	Cash, short term deposits and investments at 31 March 2005 of £9.4m ($17.6m) (Q1 2004:£22.0m ($41.3m))

David Oxlade, Chief Executive Officer of Xenova said: "We continue to demonstrate value within our pipeline, as evidenced by the three license deals announced so far this year. With the global rights to our addiction vaccines and the North American rights to TransMIDTM as yet unpartnered, Xenova retains considerable value in its pipeline."

Contacts:

Xenova Group plc	+	44 (0)1753 706600
David A Oxlade, Chief Executive Officer
Daniel Abrams, Finance Director
Veronica Cefis Sellar, Head of Corporate Communications

UK - Financial Dynamics	+	44 (0)20 7831 3113
David Yates
Ben Atwell

US - Trout Group/BMC Communications	+	1 212 477 9007
Media: Brad Miles
Investors: Lee Stern

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Xenova
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Below is a summary of the current status of our programmes:

TransMIDTM- Phase III
TransMIDTM is the most advanced product candidate in Xenova's pipeline, currently in Phase III clinical trials. TransMIDTM is a potential treatment for glioblastoma multiforme (GBM), the most common form of high grade glioma (brain cancer).

A Phase III clinical programme in patients with non-resectable, progressive and/or recurrent GBM is underway. Up to 323 patients are being enrolled in the first randomised, open-label, multi-centre trial. Patients will be randomised in a 2:1 ratio of TransMIDTM to best standard of care across approximately 65 centres in the EU, Israel and North America. The primary end point is overall survival time with a planned interim analysis to be conducted after 50% of required events have been observed. This interim analysis is expected in 2006. Patient dosing began in July 2004 and recruitment is ongoing.

In February 2005, Sosei Co Ltd (Sosei), Xenova's licensee for the Japanese market, was granted orphan drug status for the use of TransMIDTM in the treatment of GBM by the Ministry of Health, Labour and Welfare (MHLW) in Japan. The achievement of this designation triggered a milestone payment from Sosei to Xenova. Orphan drug designation will facilitate the initiation of clinical trials by Sosei and provide a fast track approval process by the MHLW, once trials have been completed and a dossier seeking marketing approval has been filed. TransMIDTM already has orphan drug designation in the US and Europe as well as fast track status in the US.

In April, Xenova entered into a licensing agreement with PharmaEngine Inc (PharmaEngine) of Taiwan for the exclusive rights to develop, market and sell TransMIDTM in both the People's Republic of China and the Republic of South Korea. PharmaEngine will also be undertaking self-funded registration trials in these territories. Xenova received an up-front payment and will receive milestone payments as well as significant royalties on potential future sales.

TransMIDTM is licensed to Sosei in Japan, Nycomed in Europe, Medison in Israel, Ranbaxy in India and PharmaEngine in China and South Korea. The rights to TransMIDTM in North America have been retained.

TA-CD - Phase II
TA-CD, Xenova's therapeutic vaccine for the treatment of cocaine addiction, is undergoing two separate Phase II clinical trials. The first, a 10 patient open labelled Phase IIa cocaine administration trial, is designed to evaluate the effect of TA-CD on behavioural changes associated with cocaine administration. This trial is expected to report in 2005.

The second is a randomised, placebo controlled Phase IIb trial. The primary objective of this study is to determine the efficacy of TA-CD in addicts seeking treatment for cocaine abuse, and to determine appropriate end-points for a Phase III study. Up to 132 subjects, all of whom are methadone-dependent cocaine addicts being treated for drug dependency, are being recruited into this clinical study. Half the subjects will be treated with active TA-CD and half will be given a placebo. Subjects will be monitored three times a week to assess cocaine usage, including testing for cocaine metabolites in urine, for a period of 20 weeks. Patients will also undergo medical examinations and blood tests for anti-cocaine antibodies to assess the immunogenicity of the dosing schedule. The trial is expected to report in 2006 and will allow an objective assessment of the efficacy of the TA-CD vaccine against placebo.

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Xenova
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The TA-CD investigations are being funded in part by the National Institute on Drug Abuse (NIDA) which recognises cocaine abuse to be a major problem in the US. NIDA has also supported earlier clinical work as part of this programme. Xenova retains the global rights to the vaccine.

Tariquidar - Phase II
Discovered by Xenova, tariquidar is a potent small-molecule inhibitor of the P-glycoprotein pump, which is being developed for the treatment of multi-drug resistance (MDR) in cancer.

The National Cancer Institute in the US (NCI) commenced exploratory Phase I/II and Phase II studies with tariquidar in combination with various cytotoxic drugs in 2003. The studies include one in adrenocortical cancer, one in lung, ovarian or cervical cancer and a paediatric study in solid tumours. These studies are currently on-going and further information can be accessed through the NCI website at www.nci.nih.gov.

Xenova is in discussions with QLT regarding the return of their rights, arising from the license agreement entered into between QLT and Xenova in August 2001.

TA-NIC - Phase I
A second Phase I study, building upon the findings of the first Phase I trial, recruited 60 smokers, divided into three cohorts of 20 subjects (16 receiving the active TA-NIC, 4 receiving the placebo). The objectives of this double-blind, randomised, placebo controlled Phase I clinical study were to explore the safety, tolerability and level of anti-nicotine antibody response to increasing doses of the vaccine (50 µg, 250 µg, 1000 µg), and to select a dose for Phase II and Phase III evaluation. Interim data were announced in July 2004 and preliminary final data were announced in March 2005.

These findings showed that the 12 month self-reported quit rates were substantially greater among those receiving TA-NIC than those receiving placebo. Only one out of 12 participants (8%) in the placebo group reported being abstinent at their last visit or at 12 months, compared to 3 out of 16 (19%) and 6 out of 16 (38%) in the groups receiving the 250 µg and 1000 µg doses of TA-NIC respectively.

Immunogenicity data after 12 months follow-up and the safety and tolerability profile support the 20-week findings and confirm the selection of the 250 µg dose for use in the Phase II and Phase III clinical trials. The Phase II trial is expected to commence during 2005 and interim results are expected in 2006.

Xenova retains global rights to the TA-NIC vaccine.

XR303 - Phase I/II
XR303 (131I-labelled anti-CEA monoclonal antibody) is currently in a Phase I/II trial in patients with unresectable pancreatic cancer. This is a dose escalation trial comparing the intravenous and intra-arterial routes of administration. Preliminary experience suggests that tumour targeting is improved via the intra-arterial route of administration. It has been decided to enrol a further 6 patients, with recruitment expected to be complete by July 2005.

The product comprises a super high affinity antibody, labelled with a radionuclide, 131Iodine. The antibody binds to carcino-embryonic antigen (CEA), a marker which is widely expressed on solid tumours. The antibody can thus deliver a dose of radiation to the tumour that is sufficient to kill tumour cells whilst limiting damage to normal tissues.

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In May 2003 both the European Commission and FDA granted orphan drug designation to XR303 for pancreatic cancer. Xenova retains all rights to XR303.

Novel DNA Targeting Agents - XR11576/XR5944/XR11612 - Phase I
This programme is being developed for the treatment of solid tumours. Results of the Phase I trial for XR11576 and preliminary results of the Phase I trial for XR5944 were announced in March 2005.

The Phase I clinical trial of XR11576 in solid tumours has been completed with the recruitment of 38 patients divided between two oral dosing schedules. No objective responses (complete responses or partial responses) were reported, however, stable disease was reported in nine out of the 38 patients. No Phase II dose has been established.

The Phase I trial of XR5944 from 27 patients with solid tumours using a single intravenous dosing schedule of a 30 minute infusion once every three weeks is currently being finalised. No objective responses (complete responses or partial responses) were reported, however four out of the 27 patients had stable disease.

Xenova and Millennium are in discussions regarding the return of the North America rights arising from the license agreement entered into between Millennium and Xenova in December 2001.

OX40 - Pre-clinical
OX40/OX40L is a platform for the creation of multiple product candidates targeting cancer inflammatory and autoimmune disease. Xenova has produced by recombinant DNA technology a modified form of the OX40 molecule which can be used to block the interaction between the OX40 receptor and its ligand (OX40L) and hence inhibit T-cell activation. This product candidate has been shown to be effective in pre-clinical models of inflammatory and autoimmune disease. Other molecules have been produced from this platform that augment T-cell activation and have proven effective at protecting against tumour growth and infectious disease in pre-clinical models.

Xenova retains all rights for the use of OX40 in the up-regulation of the immune system, whilst Genentech and UCB (previously Celltech) have the rights for the down-regulation of the immune system.

Collaborations relating to De-Prioritised Programmes
In January 2005 Xenova announced a licensing agreement with Cancer Research Technology Limited (CRT) in respect of the Company's intellectual property relating to TA-CIN. TA-CIN is a vaccine developed by Xenova as a treatment for women with cervical dysplasia, and has proved safe and immunogenic in Phase I and Phase II clinical trials.

CRT has licensed TA-CIN patents, know-how and materials from Xenova and will undertake marketing of TA-CIN to potential commercial partners with a view to sub-licensing the development and commercialisation of the product. Net receipts from the sub-licensing of TA-CIN will be shared between Xenova and CRT after certain direct costs have been recouped. In addition, CRT will facilitate a further Phase II clinical trial to be undertaken at St Mary's Hospital in Manchester.

In January 2005 Xenova also announced the signing of an exclusive licensing agreement with Oxxon Therapeutics Ltd (Oxxon) potentially worth up to £44 million ($83 million) in up-front and milestone payments, in the event four products complete commercialisation. Royalties will be

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Xenova
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paid on future sales of any products which might be derived from the DISC-HSV Vector platform.

The agreement provides Oxxon with the right to use the DISC-HSV Vector in a number of specified indications in the areas of oncology and infectious diseases. Oxxon also has the option to further, as yet unspecified, indications subject to payment of additional fees. The agreement includes global development, manufacturing and marketing rights to DISC-GM-CSF, an oncology product developed using the DISC-HSV Vector platform, which has successfully completed a Phase I dose escalating safety study.

Clinical Trials Manufacturing Facility
In line with our continuing strategy of generating revenues through the utilization of excess capacity at our clinical trials manufacturing facility, we entered into a manufacturing contract with a Danish biotechnology company in early 2005.

Financial Summary
The financial results for the quarter represent Xenova's first financial statements presented following the adoption of IFRS on 1 January 2005. Comparatives for the prior year have also been restated using IFRS and a reconciliation of the adjustments is included in the notes. All numbers are unaudited.

Operating Performance
In the three months to 31 March 2005, revenues from licensing agreements, strategic partnerships and manufacturing outsourcing were £1.1m ($2.0m), (2004: £0.9m ($1.6m)). Revenue included license fees and milestones of £0.7m ($1.2m) and manufacturing revenue of £0.4m ($0.8m).

Cost of sales fell to £0.4m ($0.8m) from £0.8m ($1.5m) in 2004 as manufacturing activities focused more on internal projects in the quarter, compared to the same period last year.

Research and development expenditure of £3.2m ($5.9m) (2004: £3.2m ($6.1m)) was in line with the prior year. Costs were mainly incurred in respect of the TransMIDTM Phase III trial as well as the TA-NIC Phase I trial.

Administrative expenses of £1.5m ($2.9m) (2004: £1.0m ($1.9m)) increased by £0.5m from 2004 as a result of increased professional fees incurred in corporate activities.

Other income generated from sub-letting space in Cambridge and Slough increased to £0.2m ($0.5m) in 2005 from £0.1m ($0.2m) last year reflecting the impact of the Genzyme lease at Cambridge which commenced in Q2 2004.

The net loss per share in Q1 was 0.8p (1.5c) (2004: 0.9p (1.7c)).

Cash, short-term deposits and investments
Cash, short-term deposits and investments at 31 March 2005 totalled £9.4m ($17.6m) (2004: £22.0m ($41.3m)). The Group held cash of £0.5m ($0.9m) and short-term deposits and investments of £8.9m ($16.7m) at 31 March 2005 (2004: cash £1.1m ($2.1m), short-term deposits and investments £20.9m ($39.3m)).

Share capital
The number of shares in issue stood at 431.5 million as at 31 March 2005.

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Xenova
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Consolidated Profit and Loss Account (unaudited)

	Three months ended

	Unaudited	Unaudited	Unaudited
	31 March	31 March	31 March
	2005 $000	2005 £000	2004* £000

Revenue	1,993	1,060	855

Cost of sales	(803)	(427)	(804)

Gross profit	1,190	633	51
Operating expenses

Research and development costs	(5,944)	(3,162)	(3,222)
Administrative expenses	(2,940)	(1,564)	(1,001)

Other income	453	241	99
Operating loss	(7,241)	(3,852)	(4,073)

Interest receivable	241	128	236

Amounts written off investments	(62)	(33)	(102)
Share of post tax profit/(loss) of joint ventures	2	1	(8)
Loss on ordinary activities before taxation	(7,060)	(3,756)	(3,947)
Taxation	564	300	150

Loss for the period	(6,496)	(3,456)	(3,797)

Loss per share (basic and diluted)	(1.5c )	(0.8p )	(0.9p )

Shares used in computing net loss per share	431,544	431,544	431,516
(thousands)

* Restated following the adoption of IFRS, see below.

US Dollar amounts have been translated at the closing rate on 31 March 2005 (£1.00:$1.88) solely for information

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Xenova
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Condensed Consolidated Balance Sheet (unaudited)

	Unaudited	Unaudited	Unaudited
	As at	As at	As at
	31 March	31 March	31 March*
	2005 $000	2005 £000	2004 £000

Cash, short-term deposits and investments	17,604	9,364	21,970

Other current assets	7,994	4,252	4,668

Fixed assets (including goodwill)	45,135	24,008	26,999

Total assets	70,733	37,624	53,637

Current liabilities (including provisions & deferred	(12,382)	(6,586)	(9,193)
income)

Shareholders' equity	(58,351)	(31,038)	(44,444)

Total liabilities and shareholders' equity	(70,733)	(37,624)	(53,637)

* Restated following the adoption of IFRS, see below.

Notes to the Statement

Basis of preparation
These unaudited statements, which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, have been prepared using International Financial Reporting Standards which differ from those set out in the Group's 2004 Annual Report and Accounts, but which will be adopted in the Group's 2005 Annual Report and Accounts. The key differences are summarised below. The 2004 Annual Report and Accounts received an unqualified auditor's report and will be delivered to the Registrar of Companies.

Going concern
Xenova is an emerging pharmaceutical business and as such expects to absorb cash until products are commercialised. The Group does not have sufficient cash resources to fund its current level of activities for at least the next 12 months, but the Directors have reasonable expectation that the Group can secure additional cash resources during 2005 for this purpose, and have therefore prepared these financial statements on a going concern basis. In the event that additional funds are not secured, the Group would seek to reduce its overheads and might delay, reduce or eliminate the development of product candidates which are not externally funded by partners. In addition, the Group might also be forced to license the rights to some of its drug candidates and technologies at an earlier stage than would otherwise be intended, which would be likely to be on less favourable terms. The financial statements do not contain any adjustments that would arise if the financial information was not drawn up on a going concern basis.

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Xenova
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International Financial Reporting Standards (IFRS)

Reconciliation of net income (unaudited)

	Unaudited	Unaudited
	Year ended	Quarter ended
	31 December	31 March
	2004 £000	2004 £000

Loss for the period reported under UK GAAP	(12,523)	(4,433)

Goodwill amortisation	2,229	562
Other intangible asset amortisation	104	26
Share based payments	(99)	48
Loss on disposal of manufacturing facility	(141)	-

Loss for the period under IFRS	(10,430)	(3,797)

Reconciliation of equity (unaudited)	Unaudited	Unaudited	Unaudited
	As at	As at	As at
	31 December	31 March	1 January
	2004 £000	2004 £000	2004 £000

Equity reported under UK GAAP	35,949	43,856	48,334

Goodwill amortisation	2,229	562	-
Other intangible asset amortisation	104	26	-
Financial instruments	(51)	-	-

Equity under IFRS	38,231	44,444	48,334

A summary of the principal differences between UK GAAP and IFRS as they apply to Xenova are as follows:

Goodwill amortisation
UK GAAP requires goodwill to be amortised over its estimated useful economic life, which Xenova has determined to be 10 years in respect of the Cantab and KS Biomedix acquisitions. Under IFRS, however, goodwill is considered to have an indefinite life and so is not amortised, but subject to annual impairment testing.

Other intangible asset amortisation
Under UK GAAP, Xenova amortises intangible assets (acquired intellectual property) over their estimated useful economic life, which is based on the remaining life of the underlying patents. IFRS only permits amortisation to commence when the asset becomes available for use, with annual impairment testing required before this point. Xenova, in line with guidance provided for companies in the sector, has determined that the point at which amortisation of these assets commences should be regulatory approval as this is the point at which the asset is available for use. Until that time the asset will be tested annually for impairment.

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Xenova
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Share-based payments
The current UK GAAP approach to share-based payments is to record any intrinsic expense on grant incurred by the company. In practise this means that for share options granted at market price, there is no charge to the income statement. Where shares or options are granted at below market price or no cost to the employee (for example under long term incentive plans) the income statement is charged with an amount equal to the difference between market price and the grant price on the date of the award, with this charge spread over the performance period (usually three years).

IFRS 2, Share-based Payment, requires the fair value of all share or options issued to be charged to the income statement over the vesting period. The major difference arises in respect of options issued to employees at market value where no charge was recorded under UK GAAP.

Loss on disposal of manufacturing facility
Under UK GAAP, some foreign exchange differences on loan accounts with overseas subsidiaries can be taken directly to reserves and not through the profit and loss account. Under IFRS these foreign exchange differences are recycled through the profit and loss account on disposal of the subsidiary. In addition, IFRS requires financial instruments to be recognised at their fair value. The deferred consideration for the sale of the manufacturing facility is classified as a financial instrument and has therefore been recognised at its fair value under IFRS. In accordance with UK GAAP the deferred consideration was recorded at nominal value.

This adjustment is a combination of the cumulative foreign exchange differences charged to reserves in relation to the manufacturing facility which was sold in September 2004, and the impact of discounting the deferred consideration to its fair value.

Xenova Group plc is a UK-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy. The Company has a broad pipeline of product candidates in clinical development, including three cancer programmes: its lead product candidate TransMIDTM, for the treatment of high-grade glioma, is in Phase III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications. Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively. Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova has approximately 75 full time employees in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN).

For further information about Xenova and its products please visit the Xenova website at www.xenova.com and www.gbmtrial.com

This press release contains "forward-looking statements," including statements about the revenues which we could earn from milestone payments for product candidates under development and the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results and delays in our drug discovery and clinical development programs; failure to achieve product development or commercialization milestones on a timely basis or at all; failure to obtain effective patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial on-going funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see our reports on file with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

US dollar amounts provided in the text have been translated at the closing rate on 31 March 2004 (£1.00:$1.88) solely for information.

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